Exhibit 99.1
News release via CNW Telbec, Montreal 514-878-2520

     Attention Business/Financial Editors:
     ACE Aviation reports second quarter 2008 results

     <<
     SECOND QUARTER OVERVIEW

     - Net income of $830 million.
     - Operating loss of $2 million.
     - EBITDAR of $238 million including EBITDAR of $249 million at Air
       Canada.
     - Secondary offering of Aeroplan units in April 2008 for net cash proceeds of $343 million.
     - Sale of remaining stakes in Aeroplan and Jazz in early June 2008 for net cash proceeds of $349 million and $85 million respectively.
     - Substantial issuer bid of $500 million completed in June 2008.
     - ACTS Aero stake increased to 27.8% in June 2008 following exercise of put option by Grupo TACA related entity for US$18.4 million.
     - ACE cash of $828 million at June 30, 2008.
     >>

     MONTREAL, Aug. 8 /CNW Telbec/ - ACE Aviation Holdings Inc. (ACE) today reported net income of $830 million for the second quarter of 2008. This included pre-tax gains of $908 million from the sale of Aeroplan and Jazz units in the quarter.
     ACE recorded an operating loss of $2 million for the quarter. Air Canada reported operating income of $7 million, a decrease of $81 million from the second quarter 2007, on a comparative basis.
     EBITDAR(1) for ACE amounted to $238 million. Air Canada reported EBITDAR of $249 million for the quarter, a decrease of $50 million over second quarter
2007.
     "I am pleased with ACE's continued progress on the execution of its strategy," said Robert Milton, Chairman, President and Chief Executive
Officer, ACE Aviation Holdings Inc.
     "In April 2008, we raised a further $343 million in cash through a secondary offering of Aeroplan units. In June, we also raised a total of
$434 million by way of the sale of our remaining holdings in Aeroplan and
Jazz, and we completed a $500 million substantial issuer bid.
     "We are now actively exploring options for our 75 per cent interest in
Air Canada to maximize value for our shareholders," concluded Mr. Milton.

     (1) Non-GAAP Measures

     EBITDAR is a non-GAAP financial measure commonly used in the airline industry to assess earnings before interest, taxes, depreciation and aircraft rent. EBITDAR is used to view operating results before aircraft rent and depreciation, amortization and obsolescence as these costs can vary significantly among airlines due to differences in the way airlines finance their aircraft and other assets. EBITDAR is not a recognized measure for financial statement presentation under GAAP and does not have standardized meaning and is therefore not likely to be comparable to similar measures presented by other public companies. Readers should refer to ACE's Second
Quarter 2008 Management's Discussion and Analysis (MD&A) for a reconciliation of EBITDAR and EBITDAR (before the provision for cargo investigations) to operating income (loss).
     For further information on ACE's public disclosure file, including ACE's
Annual Information Form, please consult SEDAR at www.sedar.com and EDGAR at
www.sec.gov/edgar.shtml

     CAUTION REGARDING FORWARD-LOOKING INFORMATION
     ---------------------------------------------

     Certain statements in this news release may contain forward-looking statements. These forward-looking statements are identified by the use of terms and phrases such as "anticipate", "believe", "could", "estimate",
"expect", "intend", "may", "plan", "predict", "project", "will", "would", and similar terms and phrases, including references to assumptions. Such statements may involve but are not limited to comments with respect to strategies, expectations, planned operations or future actions.
Forward-looking statements, by their nature, are based on assumptions and are subject to important risks and uncertainties. Any forecasts or forward-looking predictions or statements cannot be relied upon due to, amongst other things, changing external events and general uncertainties of the business. Such statements involve known and unknown risks, uncertainties and other factors that may cause the actual results, performance or achievements to differ materially from those expressed in the forward-looking statements. Results indicated in forward-looking statements may differ materially from actual results for a number of reasons, including without limitation, energy prices, general industry, market and economic conditions, war, terrorist acts, changes in demand due to the seasonal nature of the business, the ability to reduce operating costs and employee counts, employee relations, labour negotiations or disputes, pension issues, currency exchange and interest rates, changes in laws, adverse regulatory developments or proceedings, pending and future litigation and actions by third parties as well as the factors identified throughout ACE's filings with securities regulators in Canada and the
United States and, in particular, those identified in the Risk Factors section of ACE's 2007 MD&A dated February 7,2008 and in Section 11 of ACE's Second
Quarter 2008 MD&A dated August 8, 2008. The forward-looking statements contained herein represent ACE's expectations as of the date they are made and are subject to change after such date. However, ACE disclaims any intention or obligation to update or revise any forward-looking statements whether as a result of new information, future events or otherwise, except as required under applicable securities regulations.

     <<
                      Consolidated Statement of Operations

                               -----------------------------------------------
     Unaudited
     (Canadian dollars             Three Months Ended      Six Months Ended
      in millions except                June 30                 June 30
      per share figures)           2008        2007(x)     2008        2007(x)
     -------------------------------------------------------------------------

     Operating revenues
       Passenger               $  2,454    $  2,336    $  4,765    $  4,488
       Cargo                        139         135         263         275
       Other                        190         188         481         521
     -------------------------------------------------------------------------
                                  2,783       2,659       5,509       5,284
     -------------------------------------------------------------------------

     Operating expenses
       Wages, salaries
        and benefits                487         626         983       1,324
       Aircraft fuel                848         637       1,563       1,222
       Aircraft rent                 69          91         132         195
       Airport and
        navigation fees             255         256         496         499
       Aircraft maintenance,
        materials and supplies      172         121         375         263
       Communications and
        information technology       72          69         145         145
       Food, beverages and
        supplies                     81          81         158         164
       Depreciation,
        amortization and
        obsolesence                 171         149         340         295
       Commissions                   47          51         100         110
       Capacity purchase
        with Jazz                   233          76         468          76
       Special charge
        for labour
        restructuring                 -           6           -          15
       Other                        350         400         778         909
     -------------------------------------------------------------------------
                                  2,785       2,563       5,538       5,217
     -------------------------------------------------------------------------

     Operating income (loss)
      before under-noted item        (2)         96         (29)         67

     Provision for cargo
      investigations                  -           -        (125)          -
     -------------------------------------------------------------------------

     Operating income (loss)         (2)         96        (154)         67
     -------------------------------------------------------------------------

     Non-operating
      income (expense)
       Interest income               23          28          48          61
       Interest expense             (87)        (96)       (183)       (219)
       Interest capitalized           8          28          25          64
       Gain on disposal
        of assets                   915          18         961          25
       Gain (loss) on
        financial instruments
        recorded at fair value      176          (6)        153          28
       Equity and other
        investment income             5          24          17          27
       Other                          -          (1)         (1)         (1)
     -------------------------------------------------------------------------
                                  1,040          (5)      1,020         (15)
     -------------------------------------------------------------------------

     Income before the
      following items             1,038          91         866          52

       Non-controlling
        interest                    (32)        (56)         32         (79)
       Foreign exchange
        gain (loss)                  48         158         (41)        191
       Provision for
        income taxes
         Current                     (1)          -          (1)         (6)
         Future                    (223)        (75)       (208)       (112)
     -------------------------------------------------------------------------

     Income for the period     $    830    $    118    $    648    $     46
     -------------------------------------------------------------------------
     -------------------------------------------------------------------------

     Income per share
       Basic                   $  15.46   $    1.14    $  11.24    $   0.45
     -------------------------------------------------------------------------
       Diluted                 $  10.76   $    0.98    $   8.18    $   0.44
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.

                  Consolidated Statement of Financial Position

                                                  ----------------------------
     Unaudited                                        June 30   December 31
     (Canadian dollars in millions)                      2008          2007(x)
     -------------------------------------------------------------------------

     ASSETS
     Current
       Cash and cash equivalents                     $  1,481      $  2,300
       Short-term investments                             844           839
     -------------------------------------------------------------------------
                                                        2,325         3,139
     -------------------------------------------------------------------------

       Restricted cash                                     42           124
       Accounts receivable                                943           793
       Aircraft fuel inventory                            117            98
       Fuel derivatives                                   382            68
       Prepaid expenses and other current assets          131           182
       Future income taxes                                  -           200
     -------------------------------------------------------------------------
                                                        3,940         4,604
     -------------------------------------------------------------------------

     Property and equipment                             7,502         7,925
     Deferred charges                                      49            51
     Intangible assets                                    660           647
     Deposits and other assets                            650           527
     -------------------------------------------------------------------------
                                                     $ 12,801      $ 13,754
     -------------------------------------------------------------------------

     LIABILITIES
     Current
       Accounts payable and accrued liabilities      $  1,183      $  1,249
       Advance ticket sales                             1,722         1,245
       Current portion of Aeroplan Miles obligation        55            55
       Current portion of long-term debt and
        capital leases                                    396           686
     -------------------------------------------------------------------------
                                                        3,356         3,235
     -------------------------------------------------------------------------

     Long-term debt and capital leases                  4,141         4,006
     Convertible preferred shares                         194           182
     Future income taxes                                   50            50
     Pension and other benefit liabilities              1,738         1,824
     Other long-term liabilities                          511           483
     -------------------------------------------------------------------------
                                                        9,990         9,780
     -------------------------------------------------------------------------

     Non-controlling interest                             724           757

     SHAREHOLDERS' EQUITY
       Share capital and other equity                     307           450
       Contributed surplus                                170           504
       Retained earnings                                1,368         2,209
       Accumulated other comprehensive income             242            54
     -------------------------------------------------------------------------
                                                        2,087         3,217
     -------------------------------------------------------------------------

                                                     $ 12,801      $ 13,754
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.

           Consolidated Statement of Changes in Shareholders' Equity

                                     -----------------------------------------
                                     Six Months          Year    Six Months
                                          Ended         Ended         Ended
     Unaudited                          June 30   December 31       June 30
     (Canadian dollars in millions)        2008          2007(x)       2007(x)
     -------------------------------------------------------------------------
     Share capital
       Common shares,
        beginning of period            $    243      $    533      $    533
         Repurchase and cancellation
          of common shares                 (180)            -             -
         Distributions of Aeroplan
          units                               -          (306)         (354)
         Distributions of Jazz units          -           (70)          (72)
         Issue of shares through
          stock options exercised            37            86            20
     -------------------------------------------------------------------------
     Total share capital                    100           243           127
     Other equity
       Convertible preferred shares         117           117           117
       Convertible senior notes              90            90            92
     -------------------------------------------------------------------------
     Total share capital and
      other equity                          307           450           336
     -------------------------------------------------------------------------
     Contributed surplus
       Balance, beginning of period         504            25            25
       Repurchase and cancellation
        of common shares                   (329)            -             -
       Fair value of stock
        options issued to
        Corporation employees
        recognized as
        compensation expense                  2            25             8
       Fair value of exercised stock
        options to share capital             (7)          (29)            -
       Aeroplan negative investment           -           483           483
     -------------------------------------------------------------------------
     Total contributed surplus              170           504           516
     -------------------------------------------------------------------------
     Retained earnings
       Balance, beginning of period       2,209           810           810
       Repurchase and cancellation of
        common shares                    (1,489)            -             -
       Cumulative effect of adopting
        new accounting policies               -             5             8
       Repair schemes and Non-compete
        agreement                             -            (4)            -
     -------------------------------------------------------------------------
                                            720           811           818
       Net income for the period            648         1,398            46
     -------------------------------------------------------------------------
     Total retained earnings              1,368         2,209           864
     -------------------------------------------------------------------------
     Accumulated other comprehensive
      income
       Balance, beginning of period          54             -             -
       Cumulative effect of adopting
        new accounting policies               -            (7)           (7)
       Other comprehensive income           188            61             2
     -------------------------------------------------------------------------
     Total accumulated other
      comprehensive income                  242            54            (5)
     -------------------------------------------------------------------------
     Total retained earnings and
      accumulated other
      comprehensive income                1,610         2,263           859
     -------------------------------------------------------------------------
     Total shareholders' equity        $  2,087      $  3,217      $  1,711
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.

                Consolidated Statement of Comprehensive Income

                               -----------------------------------------------
     Unaudited                     Three Months Ended      Six Months Ended
     (Canadian dollars                  June 30                 June 30
      in millions                  2008        2007(x)     2008        2007(x)
     -------------------------------------------------------------------------

     Comprehensive income
     Net income for the
      period                   $    830    $    118    $    648    $     46
     Other comprehensive
      income (loss),
      net of taxes:
       Net change in
        unrealized loss on
        US Airways securities         -          (4)          -          (8)
       Reclassification of
        realized gains on US
        Airways securities
        to income                     -          (7)          -          (7)
       Net change in
        unrealized gain on
        Jazz Air Income Fund         (6)          -          65           -
       Reclassification of
        net realized gains
        on Jazz Air Income
        Fund to income              (65)          -         (65)          -
       Net change in
        unrealized gain on
        Aeroplan Income Fund        331           -         331           -
       Reclassification of
        net realized gains
        on Aeroplan Income
        Fund to income             (331)          -        (331)          -
       Net gains on fuel
        derivatives under
        hedge accounting            173           8         273          14
       Reclassification of
        net realized (gains)
        losses on fuel
        derivatives to income       (62)          2         (85)         10
       Unrealized loss on
        translation of
        self-sustaining
        operation
        (net of nil tax)              -          (7)          -          (7)
     -------------------------------------------------------------------------
                                     40          (8)        188           2
     -------------------------------------------------------------------------
     Total comprehensive
      income                   $    870    $    110    $    836     $    48
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.

                      Consolidated Statement of Cash Flows

                               -----------------------------------------------
     Unaudited                     Three Months Ended      Six Months Ended
     (Canadian dollars                  June 30                 June 30
      in millions                  2008        2007(x)     2008        2007(x)
     -------------------------------------------------------------------------

     Cash flows from (used
      for) Operating
       Net income for the
        period                 $    830    $    118    $    648    $     46
       Adjustments to
        reconcile to net cash
        from operations
         Depreciation,
          amortization and
          obsolescence              171         149         340         295
         Gain on disposal of
          assets                   (915)        (18)       (961)        (25)
         Foreign exchange gain      (64)       (154)          1        (187)
         Future income taxes        223          75         208         112
         Excess of employee
          future benefit
          funding over expense      (31)        (69)        (82)       (138)
         Decrease in Aeroplan
          miles obligation          (13)        (21)        (29)        (49)
         Provision for cargo
          investigation               -           -         125           -
         Non-controlling
          interest                   36          52         (32)         70
         Financial instruments
          and other                (168)         36        (181)          9
         Changes in non-cash
          working capital
          balances                  148         (37)        409         314
     -------------------------------------------------------------------------
                                    217         131         446         447
     -------------------------------------------------------------------------
     Financing
       Issue of common shares        29           -          30          19
       Repurchase and
        cancellation of
         common shares             (500)          -      (1,998)          -
       Aircraft related
        borrowings                  126         532         313         644
       Distributions paid to
        non-controlling
        interest                      -          (8)          -         (61)
       Reduction of long-term
        debt and capital
        lease obligations          (319)        (90)       (642)       (168)
       Other                          -           1           -           -
     -------------------------------------------------------------------------
                                   (664)        435      (2,297)        434
     -------------------------------------------------------------------------
     Investing
       Short-term investments      (165)         16          (4)       (139)
       Proceeds from sale of
        Aeroplan units              692           -         692           -
       Proceeds from sale of
        Jazz units                   85           -         182           -
       Exercise of ACTS Aero
        put option                  (19)          -         (19)          -
       Proceeds from escrow
        related to sale of
        ACTS                          -           -          40           -
       Proceeds from sale of
        other assets                  -           -          27          45
       Proceeds from sale-
        leaseback transactions      297           -         708           -
       Additions to capital
        assets                     (225)       (738)       (628)     (1,175)
       Deconsolidation of
        Aeroplan cash                 -           -           -        (231)
       Deconsolidation of
        Jazz cash                     -        (138)          -        (138)
       Acquisition of Aeroman,
        net of cash                   -           -           -         (53)
       Other                          9         (18)         34          (3)
     -------------------------------------------------------------------------
                                    674        (878)      1,032      (1,694)
     -------------------------------------------------------------------------

     Increase (decrease)
      in cash and cash
      equivalents                   227        (312)       (819)       (813)
     Cash and cash
      equivalents,
      beginning of period         1,254       1,353       2,300       1,854
     -------------------------------------------------------------------------
     Cash and cash
      equivalents,
      end of period            $  1,481    $  1,041    $  1,481    $  1,041
     -------------------------------------------------------------------------
     Cash payments of
      interest                 $     81    $     71    $    149    $    131
     Cash payments of
      income taxes             $      1    $      3    $      3    $      9
     -------------------------------------------------------------------------
     (x) Effective March 14, 2007, May 24, 2007, and October 16, 2007, the
         results and financial position of Aeroplan, Jazz and ACTS, respectively, are not consolidated with ACE. The notes are an integral part of the interim consolidated financial statements and are available on SEDAR at www.sedar.com and EDGAR at
         www.sec.gov/edgar.shtml.
     >>
     %SEDAR: 00020954EF          %CIK: 0001295721

     /For further information: Isabelle Arthur (Montreal), (514) 422-5788;
Peter Fitzpatrick (Toronto), (416) 263-5576; Angela Mah (Vancouver), (604)
270-5741; Internet: aceaviation.com/
     (ACE.A. ACE.B.)

CO:  ACE AVIATION HOLDINGS INC.

CNW 06:10e 08-AUG-08